Fidelis Insurance Group Reports 2023 Fourth Quarter Results
Fourth Quarter 2023 Highlights:
•Gross premiums written of $783.9 million; growth of 31.7% from the fourth quarter of 2022
•Combined ratio of 81.4%
•Annualized operating return on opening common equity (“Operating ROE”) of 25.2% and operating return on average common equity (“Operating ROAE”) of 23.6%
•Net income of $228.3 million, or $1.93 per diluted common share and operating net income of $135.4 million, or $1.15 per diluted common share
•Book value per diluted common share was $20.69 at December 31, 2023, an increase of 13.4%, compared to September 30, 2023
Full Year 2023 Highlights:
•Gross premiums written of $3.6 billion; growth of 18.6% from full year 2022
•Combined ratio of 82.1%; improvement of 9.8 points from full year 2022
•Operating net income of $398.9 million, or $3.49 per diluted common share
•Net income of $2.1 billion, or $18.65 per diluted common share
•Operating ROE of 22.2% and Operating ROAE of 18.8%
•IPO completed on the NYSE on July 3, 2023, raising $89.4 million in net proceeds through the issuance of 7,142,857 common shares at $14.00 per common share
Pembroke, Bermuda, February 29, 2024 - Fidelis Insurance Holdings Limited (“Fidelis” or “FIHL” or “the Group”) (NYSE: FIHL) announced today its financial results for the fourth quarter ended December 31, 2023.

Dan Burrows, Group Chief Executive Officer, said “The fourth quarter was a strong finish to a milestone year for Fidelis in which we became a public company and strengthened our position as a global specialty insurer. Utilizing our nimble yet disciplined approach, we capitalized on attractive opportunities, achieved strong rate increases, and delivered excellent financial performance, including a combined ratio of 81.4% and annualized Operating ROAE of 23.6% in the fourth quarter, as we continued to execute against all aspects of our strategy.

“We are entering 2024 with strong momentum. Across core lines, we expect hard market conditions to continue, and we remain focused on actively managing our capital to foster sustainable growth and maintain our track record of best in class underwriting performance. With our lead market position and balance sheet strength, we are well positioned to continue delivering long-term profitable growth and shareholder value.”

Fourth Quarter Consolidated Results
•Net income available to common shareholders for the fourth quarter of 2023 was $228.3 million, or $1.93 per diluted common share, which includes the establishment of a net deferred tax asset of $90.0
Fidelis Insurance Holdings Limited
Wellesley House South | 90 Pitts Bay Road | HM08 | Pembroke | Bermuda

million related to the enactment of Bermuda’s corporate income tax. Operating net income of $135.4 million, or $1.15 per diluted common share.
•Underwriting income for the fourth quarter of 2023 was $94.4 million and a combined ratio of 81.4%, compared to underwriting income of $137.6 million and a combined ratio of 66.2% for the fourth quarter of 2022.
•Net favorable prior year loss reserve development for the fourth quarter of 2023 was $15.1 million compared to $3.9 million in the prior year period.
•Net investment income for the fourth quarter of 2023 was $38.7 million compared to $17.1 million in the prior year period.
•Operating ROE of 6.3%, or 25.2% annualized, in the quarter compared to 7.0%, or 28.0% annualized in the prior year period.
•Operating ROAE of 5.9%, or 23.6% annualized, in the quarter compared to 6.8%, or 27.2% annualized in the prior year period.
•Book value per diluted common share was $20.69 at December 31, 2023, an increase of 13.4%, compared to September 30, 2023.

Full Year 2023 Consolidated Results
•Net income available to common shareholders for the year ended December 31, 2023 was $2,132.5 million, or $18.65 per diluted common share, which includes a net gain on distribution of Fidelis MGU of $1,639.1 million and the establishment of a net deferred tax asset of $90.0 million related to the enactment of Bermuda’s corporate income tax. Operating net income was $398.9 million, or $3.49 per diluted common share.
•Underwriting income for the year ended December 31, 2023 was $327.3 million and a combined ratio of 82.1%, compared to $120.4 million and a combined ratio of 91.9% for the year ended December 31, 2022. The improvement was driven by premium growth in our Specialty segment together with significantly lower catastrophe and large losses.
•Net favorable prior year loss reserve development of $62.9 million compared to $22.1 million in the prior year.
•Net investment income of $119.5 million compared to $40.7 million in the prior year.
•Operating ROE and operating ROAE increased to 22.2% and 18.8%, respectively, in the year ended December 31, 2023, from 4.4% and 4.5%, respectively, in the year ended December 31, 2022, driven by significant increases in both underwriting income and investment income.
•Book value per diluted common share was $20.69 at December 31, 2023, an increase of 27.4% from the adjusted book value per diluted common share at the time of the Separation Transactions, which were completed on January 3, 2023, driven by net income and net unrealized gains reported in other comprehensive income.

The following table details key financial indicators in evaluating our performance for the three and twelve months ended December 31, 2023 and 2022:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2023	2022	Change	2023	2022	Change
	($ in millions, except for per share data)
Net income available to common shareholders	$228.3	$119.9	90%	$2,132.5	$52.6	3,954%
Earnings per diluted common share	1.93	0.60	222%	18.65	0.26	7,073%
Operating net income(1)	135.4	129.3	5%	398.9	89.5	346%
Operating EPS(1)	1.15	0.65	77%	3.49	0.45	676%

Gross premiums written	783.9	595.2	32%	3,579.0	3,018.1	19%
Net premiums earned	507.8	407.7	25%	1,832.6	1,500.5	22%
Catastrophe and large losses	75.5	(3.3)	NM(2)	215.3	378.9	(43)%
Net favorable prior year reserve development	15.1	3.9	287%	62.9	22.1	185%
Net investment income	38.7	17.1	126%	119.5	40.7	194%

Combined ratio	81.4%	66.2%	15.2 pts	82.1%	91.9%	(9.8) pts
Operating ROE(1)	6.3%	7.0%	(0.7) pts	22.2%	4.4%	17.8 pts
Operating ROAE(1)	5.9%	6.8%	(0.9) pts	18.8%	4.5%	14.3 pts

(1) Operating net income, Operating EPS, Operating ROE and Operating ROAE are non-GAAP financial measures. See definition and reconciliation in “Non-GAAP Financial Measures.”
(2) NM - Not meaningful

Segment Results
Specialty Segment
The following table is a summary of our Specialty segment’s underwriting results:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Gross premiums written	$423.0	$371.7	$51.3	$2,241.3	$1,616.2	$625.1
Reinsurance premium ceded	(115.9)	(116.3)	0.4	(775.8)	(558.8)	(217.0)
Net premiums written	307.1	255.4	51.7	1,465.5	1,057.4	408.1
Net premiums earned	335.3	251.4	83.9	1,203.3	849.4	353.9
Losses and loss adjustment expenses	(166.7)	(98.8)	(67.9)	(583.1)	(508.7)	(74.4)
Policy acquisition expenses	(61.9)	(62.3)	0.4	(289.1)	(189.4)	(99.7)
Underwriting income	$106.7	$90.3	$16.4	$331.1	$151.3	$179.8

Loss ratio	49.7%	39.3%	10.4 pts	48.5%	59.9%	(11.4) pts
Policy acquisition expense ratio	18.5%	24.8%	(6.3) pts	24.0%	22.3%	1.7 pts
Underwriting ratio	68.2%	64.1%	4.1 pts	72.5%	82.2%	(9.7) pts
For the three months ended December 31, 2023, our underwriting ratio in the Specialty segment increased by 4.1 points from the prior year period, which was primarily driven by an increase in our loss ratio, as described below.

For the twelve months ended December 31, 2023, our underwriting ratio in the Specialty segment improved by 9.7 points from the prior year, which was primarily driven by a decrease in our loss ratio together with rate increases and improved pricing and terms and conditions.
For the three and twelve months ended December 31, 2023, net premiums earned increased primarily driven by an increase in net premiums written as a result of new business, strong renewals, and rate increases in the Property D&F, Marine and Aviation and Aerospace lines of business.
The following table is a summary of our Specialty segment’s losses and loss adjustment expenses:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Attritional losses	$94.6	$111.0	$(16.4)	$381.9	$300.9	$81.0
Catastrophe and large losses	64.5	(9.5)	74.0	160.9	218.8	(57.9)
(Favorable)/adverse prior year development	7.6	(2.7)	10.3	40.3	(11.0)	51.3
Losses and loss adjustment expenses	$166.7	$98.8	$67.9	$583.1	$508.7	$74.4

Loss ratio - attritional losses	28.2%	44.2%	(16.0) pts	31.7%	35.4%	(3.7) pts
Loss ratio - catastrophe and large losses	19.2%	(3.8)%	23.0 pts	13.5%	25.8%	(12.3) pts
Loss ratio - prior accident years	2.3%	(1.1)%	3.4 pts	3.3%	(1.3)%	4.6 pts
Loss ratio	49.7%	39.3%	10.4 pts	48.5%	59.9%	(11.4) pts
For the three months ended December 31, 2023, our loss ratio in the Specialty segment increased by 10.4 points. For the twelve months ended December 31, 2023, our loss ratio in the Specialty segment improved by 11.4 points.
The catastrophe and large losses in the three months ended December 31, 2023 related primarily to losses in connection with the Viasat-3 satellite deployment failure, the Sudan Conflict and other loss events in our Property D&F line of business. This compared to prior year period catastrophe and large losses related to reversal of certain Hurricane Ian losses originally recorded in the three months ended September 30, 2022.
The catastrophe and large losses in the year ended December 31, 2023 related primarily to the Sudan Conflict, losses in connection with the Viasat-3 satellite deployment failure, losses from severe convective storms in the U.S., and other loss events in various lines of business including Property D&F, Energy, and Marine. This compared to the prior year catastrophe and large losses related to the Ukraine Conflict in our Aviation and Aerospace line of business, and Hurricane Ian in our Property D&F line of business.
The adverse prior year development for the three months ended December 31, 2023 primarily related to adverse development on Hurricane Ian in our Property D&F line of business.
The adverse prior year development for the year ended December 31, 2023 related primarily to increased estimates on two contracts in the Energy line of business, adverse development within the Property D&F and Aviation and Aerospace lines of business, and updated legal expense provisions in the reserve for the Ukraine Conflict.

Bespoke Segment
The following table is a summary of our Bespoke segment’s underwriting results:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Gross premiums written	$353.2	$222.7	$130.5	$720.4	$795.7	$(75.3)
Reinsurance premium ceded	(127.1)	(29.9)	(97.2)	(304.4)	(229.1)	(75.3)
Net premiums written	226.1	192.8	33.3	416.0	566.6	(150.6)
Net premiums earned	95.2	105.1	(9.9)	375.6	384.4	(8.8)
Losses and loss adjustment expenses	(19.5)	(23.1)	3.6	(92.0)	(118.9)	26.9
Policy acquisition expenses	(35.3)	(40.5)	5.2	(140.4)	(135.3)	(5.1)
Underwriting income	$40.4	$41.5	$(1.1)	$143.2	$130.2	$13.0

Loss ratio	20.5%	22.0%	(1.5) pts	24.5%	30.9%	(6.4) pts
Policy acquisition expense ratio	37.1%	38.5%	(1.4) pts	37.4%	35.2%	2.2 pts
Underwriting ratio	57.6%	60.5%	(2.9) pts	61.9%	66.1%	(4.2) pts
For the three and twelve months ended December 31, 2023, our underwriting ratio in the Bespoke segment improved by 2.9 points and 4.2 points, respectively, from the prior year period, which was primarily driven by a decrease in our loss ratio.
For the three months ended December 31, 2023, gross premiums written increased as a result of new business, predominantly structured credit deals, in addition to other contracts that had improved terms and conditions than in the three months ended September 30, 2023.

For the twelve months ended December 31, 2023, gross premiums written decreased as we were more selective on new business written. The Bespoke market is weighted towards opportunities which are non-recurring, and a number of factors impacted our view of risk in this segment in 2023, including geopolitical instability, inflation and rising interest rates.
The following table is a summary of our Bespoke segment’s losses and loss adjustment expenses:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Attritional losses	$25.7	$12.3	$13.4	$106.3	$93.3	$13.0
Large losses	(0.1)	27.7	(27.8)	20.4	54.5	(34.1)
Favorable prior year development	(6.1)	(16.9)	10.8	(34.7)	(28.9)	(5.8)
Losses and loss adjustment expenses	$19.5	$23.1	$(3.6)	$92.0	$118.9	$(26.9)

Loss ratio - attritional losses	27.0%	11.7%	15.3 pts	28.3%	24.3%	4.0 pts
Loss ratio - large losses	(0.1)%	26.4%	(26.5) pts	5.4%	14.1%	(8.7) pts
Loss ratio - prior accident years	(6.4)%	(16.1)%	9.7 pts	(9.2)%	(7.5)%	(1.7) pts
Loss ratio	20.5%	22.0%	(1.5) pts	24.5%	30.9%	(6.4) pts
For the three and twelve months ended December 31, 2023, our loss ratio in the Bespoke segment improved driven by lower large losses in the current year periods.
There were no large losses in the three months ended December 31, 2023, compared to a single large loss in our Other Bespoke line of business in the three months ended December 31, 2022.

The large losses in the twelve months ended December 31, 2023 related to two intellectual property losses in our Credit & Political Risk line of business. This compared to large losses in the twelve months ended December 31, 2022 related to the Ukraine Conflict in our Credit & Political Risk line of business and a single loss in our Other Bespoke line of business.
The favorable prior year development for the three and twelve months ended December 31, 2023 was driven by better than expected loss emergence across the majority of underlying lines of business.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Gross premiums written	$7.7	$0.8	$6.9	$617.3	$606.2	$11.1
Reinsurance premium ceded	8.3	(24.8)	33.1	(362.2)	(371.8)	9.6
Net premiums written	16.0	(24.0)	40.0	255.1	234.4	20.7
Net premiums earned	77.3	51.2	26.1	253.7	266.7	(13.0)
Losses and loss adjustment expenses	(3.0)	2.3	(5.3)	(23.7)	(202.6)	178.9
Policy acquisition expenses	(23.4)	(18.3)	(5.1)	(69.0)	(59.7)	(9.3)
Underwriting income	$50.9	$35.2	$15.7	$161.0	$4.4	$156.6

Loss ratio	3.9%	(4.5)%	8.4 pts	9.3%	76.0%	(66.7) pts
Policy acquisition expense ratio	30.3%	35.7%	(5.4) pts	27.2%	22.4%	4.8 pts
Underwriting ratio	34.2%	31.2%	3.0 pts	36.5%	98.4%	(61.9) pts
For the three months ended December 31, 2023, our underwriting ratio in the Reinsurance segment increased by 3.0 points from the prior year period, which was primarily driven by an increase in our loss ratio.
For the twelve months ended December 31, 2023, our underwriting ratio in the Reinsurance segment improved by 61.9 points from the prior year, which was primarily driven by favorable prior year development and a reduction in catastrophe and large losses.
For the three months ended December 31, 2023 net premiums earned increased driven by the impact of our outwards reinsurance contracts.
For the twelve months ended December 31, 2023 net premiums earned decreased as 2022 benefited from the earnings of higher net premiums written in 2021.

The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Attritional losses	$8.5	$3.5	$5.0	$58.2	$79.2	$(21.0)
Catastrophe and large losses	11.1	(21.5)	32.6	34.0	105.6	(71.6)
(Favorable)/adverse prior year development	(16.6)	15.7	(32.3)	(68.5)	17.8	(86.3)
Losses and loss adjustment expenses	$3.0	$(2.3)	$5.3	$23.7	$202.6	$(178.9)

Loss ratio - attritional losses	11.0%	6.8%	4.2 pts	22.9%	29.7%	(6.8) pts
Loss ratio - catastrophe and large losses	14.4%	(42.0)%	56.4 pts	13.4%	39.6%	(26.2) pts
Loss ratio - prior accident years	(21.5)%	30.7%	(52.2) pts	(27.0)%	6.7%	(33.7) pts
Loss ratio	3.9%	(4.5)%	8.4 pts	9.3%	76.0%	(66.7) pts
The catastrophe and large losses in the Reinsurance segment for the three months ended December 31, 2023 related to severe convective storms in the U.S. in our Property Reinsurance line of business. This compared to the release of incurred but not reported losses in the prior year period related primarily to Hurricane Ian, partially offset by losses related to Australian floods.
The catastrophe losses in the Reinsurance segment for the twelve months December 31, 2023 related primarily to the Hawaii wildfires, severe convective storms in the U.S., and Cyclone Gabrielle in New Zealand, compared to prior year losses related to Hurricane Ian, Australian floods and European storms.
For the three months ended December 31, 2023, favorable prior year development related to loss reductions from various events and benign claim experience.
For the twelve months December 31, 2023, favorable prior year development related primarily to loss reductions from Hurricane Ian as well as favorable attritional experience driven by a benign claim experience on prior accident years.

Other Underwriting Expenses
We do not allocate Fidelis MGU commissions or general and administrative expenses by segment.
Fidelis MGU Commissions
For the three and twelve months ended December 31, 2023, our Fidelis MGU commissions were $77.9 million and $225.3 million, respectively, and are comprised of ceding and profit commissions as part of the Framework Agreement effective from January 1, 2023. Fidelis MGU manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group.
The following table summarizes Fidelis MGU commissions earned:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022
	($ in millions)
Ceding commission expense	$58.8	$—	$166.2	$—
Profit commission expense	19.1	—	59.1	—
Total Fidelis MGU commissions	$77.9	$—	$225.3	$—

General and Administrative Expenses
For the three and twelve months ended December 31, 2023, our general and administrative expenses were $25.7 million and $82.7 million, respectively (2022: $29.4 million and $165.5 million). The decreases were primarily related to the reduced headcount and related costs following the consummation of the Separation Transactions.

Investment Results

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022
	($ in millions)
Net realized and unrealized investment gains/(losses)	$7.3	$3.8	$4.9	$(33.7)
Net investment income	38.7	17.1	119.5	40.7
Net investment return	$46.0	$20.9	$124.4	$7.0
Net Realized and Unrealized Investment Gains/(Losses)
The net realized and unrealized investment gains in the three months ended December 31, 2023 resulted from a decrease in our allowance for credit losses and unrealized gains on other investments that are recorded at fair value. The net realized and unrealized investment gains for the year ended December 31, 2023 resulted from realized and unrealized gains on other investments, partially offset by net realized losses on sales of fixed maturity securities.
Net Investment Income
The increase in our net investment income in the three and twelve months ended December 31, 2023 was due to increases in interest rates during 2022 and 2023, where the short duration nature of our portfolio meant that we were reinvesting at higher rates.
Conference Call
Fidelis will host a teleconference to discuss its financial results on Friday, March 1, 2024 at 9:00 a.m Eastern time. The call may be accessed by dialing 1-888-886-7786 (U.S. callers), or 1-206-962-3782 (international callers), and entering the passcode 6281805 approximately 10 minutes in advance of the call. A live, listen-only webcast of the call will also be available via the Investor Relations section of the Company’s website at https://investors.fidelisinsurance.com/. A recording of the webcast will be available in the Investor Relations section of the Company’s website approximately two hours after the event concludes and will be archived on the site for one year.
About Fidelis
Fidelis Insurance Holdings Limited (NYSE: FIHL) is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.
We have a highly diversified portfolio focused on three segments: Specialty, Bespoke, and Reinsurance, which we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.
Headquartered in Bermuda, with worldwide offices including Ireland and the UK, Fidelis Insurance operating companies have a financial strength rating of A- (Excellent) from AM Best, S&P and Fitch. For additional information about Fidelis Insurance, our people, and our products please visit our website at www.FidelisInsurance.com

Non-GAAP Financial Measures
This Press Release includes, and the related conference call will include, certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including Operating net income, Operating EPS, Operating ROE and Operating ROAE, and therefore are non-U.S. GAAP financial measures. Reconciliations of such measures to the most comparable U.S. GAAP figures are included in the attached financial information in accordance with Regulation G.
RPI Measure
Renewal price index (RPI) is a measure that Fidelis has used to assess an approximate index of rate increases on a particular set of contracts, using the base of 100% for the rates for the relevant prior year. Although management considers RPI to be an appropriate statistical measure, it is not a financial measure that directly relates to the Fidelis consolidated financial results. Management’s calculation of RPI involves a degree of judgment in relation to comparability of contracts and the relative impacts of changes in price, exposure, retention levels, as well as any other changing terms and conditions on the RPI calculation. Consideration is given to potential renewals of a comparable nature so it does not reflect every contract in Fidelis’ portfolio. The future profitability and performance of a portfolio of contracts expressed within the RPI is dependent upon many factors besides the trends in premium rates, including policy terms, conditions and wording.
Safe Harbor Regarding Forward-Looking Statements
This press release (including the documents incorporated herein) contains, and our officers and representatives may from time to time make (including on our related conference call), "forward-looking statements" which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "predict," "potential," "assumption," "future," "likely," "may," "should," "could," "will" and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.
Examples of forward-looking statements include, among others, statements we make in relation to: discussion relating to net income and net income per share; expected operating results, such as revenue growth and earnings; our expectations regarding our strategy and the performance of our business; information regarding our estimates for catastrophes and other loss events; our liquidity and capital resources; and expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings.
Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including: the ongoing trend of premium rate hardening and factors likely to drive continued rate hardening; expected growth across our portfolio; the availability of outwards reinsurance and capital resources as required; the development and pattern of earned and written premiums impacting embedded premium value; changes in accounting principles or the application thereof; the level of underwriting leverage; the level and timing of catastrophe and other losses and related reserves on the business we underwrite; the performance of our investment portfolios; our strategic relationship with Fidelis MGU; the maintenance of financial strength ratings; the impact of global geopolitical and economic uncertainties impacting the lines of business we write; the impact of tax reform and insurance regulation in the jurisdictions where our businesses are located; and those risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in Fidelis Insurance Holdings Limited’s final IPO prospectus filed pursuant to Rule 424(b)(4) (Registration No. 333-271270) with the SEC on June 30, 2023 (which such section is incorporated herein by reference), as well as subsequent filings with the SEC available electronically at www.sec.gov.
Any forward-looking statements, expectations, beliefs and projections made by us in this release and on our related conference call speak only as of the date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. However, there can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of Fidelis MGU, should not be construed as a guarantee of future performance. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Contact:
Fidelis Insurance Group
Miranda Hunter
(441) 279 2561
miranda.hunter@fidelisinsurance.com

Media Contacts:
Fidelis Insurance Group
James Dumelow
44 778 904 0954
James.Dumelow@fidelisinsurance.com

Kekst CNC
Fidelis@kekstcnc.com

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Balance Sheets
At December 31, 2023 (Unaudited) and December 31, 2022
(Expressed in millions of U.S. dollars, except share and per share amounts)

	December 31, 2023	December 31, 2022
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $3,271.4, 2022: $2,160.8 (net of allowances for credit losses of $1.3, 2022: $1.1))	$3,244.9	$2,050.9
Short-term investments, available-for-sale, at fair value (amortized cost: $49.0, 2022: $257.0 (net of allowances for credit losses of $nil, 2022: $nil))	49.0	257.0
Other investments, at fair value (amortized cost: $50.8, 2022: $126.3)	47.5	117.1
Total investments	3,341.4	2,425.0
Cash and cash equivalents	712.4	1,222.0
Restricted cash and cash equivalents	251.7	185.9
Accrued investment income	27.2	10.9
Premiums and other receivables (net of allowances for credit losses of $17.3, 2022: $8.8)	2,209.3	1,862.7
Amounts due from Fidelis MGU (net of allowances for credit losses of $nil, 2022: $nil)	173.3	—
Deferred reinsurance premiums	1,061.4	823.7
Reinsurance balances recoverable on paid losses (net of allowances for credit losses of $nil, 2022: $nil)	182.7	159.4
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowances for credit losses of $1.3, 2022: $1.0)	1,108.6	976.1
Deferred policy acquisition costs (includes deferred Fidelis MGU commissions $164.1, 2022: $nil)	786.6	515.8
Other assets	173.5	131.0
Total assets	$10,028.1	$8,312.5
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,448.9	$2,045.2
Unearned premiums	3,149.5	2,618.6
Reinsurance balances payable	1,071.5	1,057.0
Amounts due to Fidelis MGU	334.5	—
Long term debt	448.2	447.5
Preference securities ($0.01 par, redemption price and liquidation preference $10,000)	58.4	58.4
Other liabilities	67.3	98.7
Total liabilities	7,578.3	6,325.4
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 117,914,754, 2022: 194,545,370)	1.2	1.9
Additional paid-in capital	2,039.0	2,075.2
Accumulated other comprehensive loss	(27.0)	(100.8)
Retained earnings	436.6	0.5
Total shareholders' equity attributable to common shareholders	2,449.8	1,976.8
Non-controlling interests	—	10.3
Total shareholders' equity including non-controlling interests	2,449.8	1,987.1
Total liabilities, non-controlling interests and shareholders' equity	$10,028.1	$8,312.5

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three and twelve months ended December 31, 2023 and December 31, 2022
(Expressed in millions of U.S. dollars except for share and per share amounts)

	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Revenues
Gross premiums written	$783.9	$595.2	$3,579.0	$3,018.1
Reinsurance premiums ceded	(234.7)	(171.0)	(1,442.4)	(1,159.7)
Net premiums written	549.2	424.2	2,136.6	1,858.4
Change in net unearned premiums	(41.4)	(16.5)	(304.0)	(357.9)
Net premiums earned	507.8	407.7	1,832.6	1,500.5
Net realized and unrealized investment gains/(losses)	7.3	3.8	4.9	(33.7)
Net investment income	38.7	17.1	119.5	40.7
Other income/(loss)	(0.1)	0.3	0.1	1.9
Total revenues before net gain on distribution of Fidelis MGU	553.7	428.9	1,957.1	1,509.4
Net gain on distribution of Fidelis MGU	—	—	1,639.1	—
Total revenues	553.7	428.9	3,596.2	1,509.4

Expenses
Losses and loss adjustment expenses	189.2	119.6	698.8	830.2
Policy acquisition expenses (includes Fidelis MGU commissions of $77.9 and $225.3 (2022: $nil and $nil))	198.5	121.1	723.8	384.4
General and administrative expenses	25.7	29.4	82.7	165.5
Corporate and other expenses	0.7	18.6	4.1	20.5
Net foreign exchange (gains)/losses	4.9	(2.7)	4.1	(6.8)
Financing costs	8.9	8.2	35.5	35.5
Total expenses	427.9	294.2	1,549.0	1,429.3

Income before income taxes	125.8	134.7	2,047.2	80.1
Income tax (expense)/benefit	102.5	(12.1)	85.3	(17.8)
Net income	228.3	122.6	2,132.5	62.3

Net income attributable to non-controlling interests	—	(2.7)	—	(9.7)
Net income available to common shareholders	$228.3	$119.9	$2,132.5	$52.6

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$66.9	$14.5	$82.4	$(96.5)
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	(8.3)	0.7	(9.7)	8.1
Currency translation adjustments	—	1.4	—	(1.1)
Total other comprehensive income/(loss)	58.6	16.6	72.7	(89.5)

Comprehensive income/(loss) attributable to common shareholders	$286.9	$136.5	$2,205.2	$(36.9)

Per share data
Earnings per common share
Earnings per common share	$1.94	$0.62	$18.65	$0.27
Earnings per diluted common share	$1.93	$0.60	$18.65	$0.26
Weighted average common shares outstanding	117,914,754	194,465,927	114,313,971	194,290,180
Weighted average diluted common shares outstanding	118,249,860	199,412,376	114,324,683	199,323,854

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Segment Data (Unaudited)
For the three and twelve months ended December 31, 2023 and December 31, 2022
(Expressed in millions of U.S. dollars)

	Three Months Ended December 31, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$423.0	$353.2	$7.7	$—	$783.9
Net premiums written	307.1	226.1	16.0	—	549.2
Net premiums earned	335.3	95.2	77.3	—	507.8
Losses and loss adjustment expenses	(166.7)	(19.5)	(3.0)	—	(189.2)
Policy acquisition expenses	(61.9)	(35.3)	(23.4)	(77.9)	(198.5)
General and administrative expenses	—	—	—	(25.7)	(25.7)
Underwriting income	106.7	40.4	50.9	(103.6)	94.4
Net realized and unrealized investment gains					7.3
Net investment income					38.7
Other loss					(0.1)
Corporate and other expenses					(0.7)
Net foreign exchange losses					(4.9)
Financing costs					(8.9)
Income before income taxes					125.8
Income tax expense					102.5
Net income					228.3
Net income attributable to non-controlling interests					—
Net income available to common shareholders					$228.3

Losses and loss adjustment expenses incurred - current year	(159.1)	(25.6)	(19.6)		$(204.3)
Losses and loss adjustment expenses incurred - prior accident years	(7.6)	6.1	16.6		15.1
Losses and loss adjustment expenses incurred - total	$(166.7)	$(19.5)	$(3.0)		$(189.2)

Underwriting Ratios
Loss ratio - current year	47.4%	26.9%	25.4%		40.3%
Loss ratio - prior accident years	2.3%	(6.4%)	(21.5%)		(3.0%)
Loss ratio - total	49.7%	20.5%	3.9%		37.3%
Policy acquisition expense ratio	18.5%	37.1%	30.3%		23.7%
Underwriting ratio	68.2%	57.6%	34.2%		61.0%
Fidelis MGU commissions ratio					15.3%
General & administrative expense ratio					5.1%
Combined ratio					81.4%

	Three Months Ended December 31, 2022
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$371.7	$222.7	$0.8	$—	$595.2
Net premiums written	255.4	192.8	(24.0)	—	424.2
Net premiums earned	251.4	105.1	51.2	—	407.7
Losses and loss adjustment expenses	(98.8)	(23.1)	2.3	—	(119.6)
Policy acquisition expenses	(62.3)	(40.5)	(18.3)	—	(121.1)
General and administrative expenses	—	—	—	(29.4)	(29.4)
Underwriting income	90.3	41.5	35.2	(29.4)	137.6
Net realized and unrealized investment gains					3.8
Net investment income					17.1
Other income					0.3
Corporate and other expenses					(18.6)
Net foreign exchange gains					2.7
Financing costs					(8.2)
Income before income taxes					134.7
Income tax expense					(12.1)
Net income					122.6
Net income attributable to non-controlling interests					(2.7)
Net income available to common shareholders					$119.9

Losses and loss adjustment expenses incurred - current year	(101.5)	(40.0)	18.0		$(123.5)
Losses and loss adjustment expenses incurred - prior accident years	2.7	16.9	(15.7)		3.9
Losses and loss adjustment expenses incurred - total	$(98.8)	$(23.1)	$2.3		$(119.6)

Underwriting Ratios
Loss ratio - current year	40.4%	38.1%	(35.2%)		30.3%
Loss ratio - prior accident years	(1.1%)	(16.1%)	30.7%		(1.0%)
Loss ratio - total	39.3%	22.0%	(4.5%)		29.3%
Policy acquisition expense ratio	24.8%	38.5%	35.7%		29.7%
Underwriting ratio	64.1%	60.5%	31.2%		59.0%
General & administrative expense ratio					7.2%
Combined ratio					66.2%

	Year ended December 31, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$2,241.3	$720.4	$617.3	$—	$3,579.0
Net premiums written	1,465.5	416.0	255.1	—	2,136.6
Net premiums earned	1,203.3	375.6	253.7	—	1,832.6
Losses and loss adjustment expenses	(583.1)	(92.0)	(23.7)	—	(698.8)
Policy acquisition expenses	(289.1)	(140.4)	(69.0)	(225.3)	(723.8)
General and administrative expenses	—	—	—	(82.7)	(82.7)
Underwriting income	331.1	143.2	161.0	(308.0)	327.3
Net realized and unrealized investment gains					4.9
Net investment income					119.5
Other income					0.1
Net gain on distribution of Fidelis MGU					1,639.1
Corporate and other expenses					(4.1)
Net foreign exchange losses					(4.1)
Financing costs					(35.5)
Income before income taxes					2,047.2
Income tax expense					85.3
Net income					2,132.5
Net income attributable to non-controlling interests					—
Net income available to common shareholders					$2,132.5

Losses and loss adjustment expenses incurred - current year	(542.8)	(126.7)	(92.2)		$(761.7)
Losses and loss adjustment expenses incurred - prior accident years	(40.3)	34.7	68.5		62.9
Losses and loss adjustment expenses incurred - total	$(583.1)	$(92.0)	$(23.7)		$(698.8)

Underwriting Ratios
Loss ratio - current year	45.2%	33.7%	36.3%		41.5%
Loss ratio - prior accident years	3.3%	(9.2%)	(27.0%)		(3.4%)
Loss ratio - total	48.5%	24.5%	9.3%		38.1%
Policy acquisition expense ratio	24.0%	37.4%	27.2%		27.2%
Underwriting ratio	72.5%	61.9%	36.5%		65.3%
Fidelis MGU commissions ratio					12.3%
General & administrative expense ratio					4.5%
Combined ratio					82.1%

	Year ended December 31, 2022
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$1,616.2	$795.7	$606.2	$—	$3,018.1
Net premiums written	1,057.4	566.6	234.4	—	1,858.4
Net premiums earned	849.4	384.4	266.7	—	1,500.5
Losses and loss adjustment expenses	(508.7)	(118.9)	(202.6)	—	(830.2)
Policy acquisition expenses	(189.4)	(135.3)	(59.7)	—	(384.4)
General and administrative expenses	—	—	—	(165.5)	(165.5)
Underwriting income	151.3	130.2	4.4	(165.5)	120.4
Net realized and unrealized investment losses					(33.7)
Net investment income					40.7
Other income					1.9
Corporate and other expenses					(20.5)
Net foreign exchange gains					6.8
Financing costs					(35.5)
Income before income taxes					80.1
Income tax expense					(17.8)
Net income					62.3
Net income attributable to non-controlling interests					(9.7)
Net income available to common shareholders					$52.6

Losses and loss adjustment expenses incurred - current year	(519.7)	(147.8)	(184.8)		$(852.3)
Losses and loss adjustment expenses incurred - prior accident years	11.0	28.9	(17.8)		22.1
Losses and loss adjustment expenses incurred - total	$(508.7)	$(118.9)	$(202.6)		$(830.2)

Underwriting Ratios
Loss ratio - current year	61.2%	38.4%	69.3%		56.8%
Loss ratio - prior accident years	(1.3%)	(7.5%)	6.7%		(1.5%)
Loss ratio - total	59.9%	30.9%	76.0%		55.3%
Policy acquisition expense ratio	22.3%	35.2%	22.4%		25.6%
Underwriting ratio	82.2%	66.1%	98.4%		80.9%
General & administrative expense ratio					11.0%
Combined ratio					91.9%

FIDELIS INSURANCE HOLDINGS LIMITED
NON-GAAP FINANCIAL MEASURES RECONCILIATION (UNAUDITED)
Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income available to holders of common shares excluding net gain on distribution of Fidelis MGU, net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the income tax (benefit)/expense on these items and the 2023 establishment of a net deferred tax asset related to the implementation of the Bermuda corporate income tax.
Return on average common equity (“ROAE”): represents net income divided by average common shareholders’ equity.
Operating return on average common equity (“Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders’ equity.
Operating net income per diluted share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of its financial information to more easily analyze the Group’s results in a manner similar to how management analyzes the Group’s underlying business performance. Operating EPS is calculated by dividing operating net income by the diluted weighted average common shares outstanding.
Operating return on opening common equity (“Operating ROE”): is a non-U.S. GAAP measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted opening common shareholders’ equity.

The table below sets out the calculation of the adjusted common shareholders’ equity, operating net income, ROAE, Operating ROE, Operating ROAE and Operating EPS, for the three and twelve months ended December 31, 2023 and 2022.

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022
	($ in millions)
Average common shareholders' equity	$2,305.0	$1,907.3	$2,213.3	$1,995.4
Opening common shareholders' equity	2,160.1	1,837.8	1,976.8	2,013.9
Adjustments related to the Separation Transactions	—	—	(178.4)	—
Adjusted opening common shareholders’ equity	2,160.1	1,837.8	1,798.4	2,013.9
Closing common shareholders' equity	2,449.8	1,976.8	2,449.8	1,976.8
Adjusted average common shareholders' equity	2,305.0	1,907.3	2,124.1	1,995.4

Net income available to common shareholders	228.3	119.9	2,132.5	52.6
Adjustment for net gain on distribution of Fidelis MGU	—	—	(1,639.1)	—
Adjustment for net realized and unrealized investment (gains)/losses	(7.3)	(3.8)	(4.9)	33.7
Adjustment for net foreign exchange (gains)/losses	4.9	(2.7)	4.1	(6.8)
Adjustment for corporate and other expenses	0.7	18.6	4.1	20.5
Income tax expense benefit (1)	(91.2)	(2.7)	(97.8)	(10.5)
Operating net income	$135.4	$129.3	$398.9	$89.5

ROAE	9.9%	6.3%	96.3%	2.6%
Operating ROE	6.3%	7.0%	22.2%	4.4%
Operating ROAE	5.9%	6.8%	18.8%	4.5%

Operating EPS	$1.15	$0.65	$3.49	$0.45
(1) Income tax benefit on adjustments to Net income available to common shareholders. The 2023 Income tax benefit includes the establishment of a net deferred tax asset of $90.0 million related to the implementation of the Bermuda corporate income tax.